UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated February 24, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into
English)
Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: JSE: SGL; NYSE: SBGL
ISIN Code: ZAE000173951
Issuer Code: SGL
DIVIDEND WITHHOLDING TAX RATE CHANGE
Shareholders are advised that following the announcement by the South
African Minister of Finance on 22 February 2017, the dividend withholding tax rate has been increased from 15.0% to 20.0%, effective
22 February 2017.
Further to the announcement released on the Stock Exchange News Service of the JSE Limited on 23 February 2017, Operating and Financial Results
for the six months and financial year ended 31 December 2016, shareholders are requested to refer to the updated dividend
declaration paragraph included below:
DECLARATION OF DIVIDEND
The board has approved and declared final dividend number 8 of
60 cents per ordinary share (gross) in respect of the year ended
31 December 2016.
- The local Dividends Tax rate is 20% (twenty per centum);
- The gross local dividend amount is 60 cents per ordinary share for shareholders exempt from the Dividends Tax;
- The net local dividend amount is 48 cents per ordinary share for shareholders liable to pay the Dividends Tax;
The salient dates and times and other information provided in respect of the dividend declaration announced on 23 February 2017 remain unchanged.
Westonaria
24 February 2017
Contacts
Sibanye Investor Relations Contact:
James Wellsted

SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Date: 24 February 2017
Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: February 24, 2017
By:
    /s/ Charl Keyter
Name:
Charl Keyter
Title: Chief
Financial Officer